EXHIBIT 13.3


       Quarterly Servicing Report for the February 19, 2002 Payment Date,
                               filed on form 6-K

                                                                    Exhibit 13.3
                                                                    ------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       The Securities Exchange Act of 1934


For the Collection Period ending 31 January 2002.

         Securitisation Advisory Services Pty Limited, as manager of the
                         Series 2001-1G Medallion Trust
                 (Translation of registrant's name into English)

              Level 8, 48 Martin Place, Sydney, NSW 2000 Australia
                    (Address of principal executive offices)

             Indicate by check mark whether the registrant files or
                      will file annual reports under cover
                             Form 20-F or Form 40-F.

                    Form 20-F __X__            Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___      No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____________________

OTHER EVENTS

On 20 April, 2001 Perpetual Trustee Company Limited, in its capacity as Issuer Trustee (the Issuer Trustee) of the Series 2001-1G Medallion Trust (the Trust), publicly issued US$1,100,000,000 of Class A-1 Mortgage Backed Floating Rate Notes due 18 August 2032 (the Notes) pursuant to a registration statement (No. 333- 58094) declared effective on April 3, 2001. Securitisation Advisory
Services Pty Limited was the manager for the issuance of the Notes. Securitisation Advisory Services Pty Limited granted the underwriters a discount of US$1,540,000 in connection with the sale of the Notes. The Issuer Trustee used the net proceeds from the sale of the Notes, which amounted to US $1,098,460,000 to acquire equitable title to the housing loans and related mortgages included in the assets of the Trust from Commonwealth Bank of Australia and for general expenses relating to the Trust, including any premiums payable to any of the swap providers for the Trust.

On August 18, 2001, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

On November 19, 2001, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

On February 19, 2002, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Manager for the Series 2001-1G Medallion Trust, by the undersigned, thereunto duly authorised.


                                   Securitisation Advisory Services Pty Limited, As Manager for the Series 2001-1G
                                   Medallion Trust,
                                   ---------------------------------------------
                                   (Registrant)



Dated: February 21, 2002           By:  /s/ Alicja Blackburn
                                   ---------------------------------------------
                                   Name:  Alicja Blackburn
                                   Title: Authorised Officer

Exhibit Index


Exhibit           Description
-------           -----------

99.1 The Quarterly Servicing Report for the Distribution Date on 19 February, 2002.

99.2              Required Collateral Information

    SERIES 2001-1G MEDALLION TRUST MONTHLY & QUARTERLY SERVICERS CERTIFICATE

Monthly & Quarterly Summary Distribution Details

REPORTING DATES

Closing Date                                                           20-Apr-01
Determination Date                                                     01-Feb-02
Notice Date                                                            15-Feb-02
Monthly Distribution Date                                              19-Feb-02
Start monthly Accrual Period                                           18-Jan-02
End monthly Accrual Period                                             19-Feb-02
No. Of Days in monthly Accrual Period                                         32
Start quarterly Accrual Period                                         19-Nov-01
No. Of Days in quarterly Accrual Period                                       92
Start Collection Period                                                01-Jan-02
End Collection Period                                                  31-Jan-02
No. Of Days in  Collection Period                                             31
Quarterly Distribution Date                                            19-Feb-02


SECURITIES ON ISSUE
                                No. of     Initial Invested   Initial Invested
                             Certificates     Amount (US$)      Amount (A$)
                             ------------  ---------------    ----------------
Class A-1 Notes                  11,000      1,100,000,000    2,267,106,347.90
Class A-2 Tranche 1 Note          3,300                         330,000,000
Class A-2 Tranche 2 Note          2,550                         255,000,000
Class B Notes                       390                          39,000,000
Redraw Bond - series 1                0                                   0
Redraw Bond - series 2                0                                   0

US$/A$ exchange rate at issue                        0.4852



INTEREST RATE FOR ACCRUAL PERIOD
                                                     Bank      Coupon     Coupon
                                                   Bill Rate   Margin      Rate
                                                   ---------   ------      ----
Class A Notes (payable to
   Currency Swap Provider)                           4.350%    0.344%    4.6945%
Class A-2 Tranche 1 Notes                            4.290%    0.240%    4.5300%
Class A-2 Tranche 2 Notes                            4.290%    0.350%    4.6400%
Class B Notes                                        4.350%    0.500%    4.8500%
Redraw Bond - series 1                               0.000%    0.000%    0.0000%
Redraw Bond - series 2                               0.000%    0.000%    0.0000%

BBSW Coupon & Unpaid Coupon Rate
  for Quarterly Accrual Period                      4.3500%
BBSW Monthly Accrual Period and Facilities          4.2900%




DISTRIBUTIONS PAYABLE ON DISTRIBUTION DATE
                                                 Per Cert.            Aggregate
                                                 ---------            ---------
Total Interest Amount:
  Class A-1 Notes                                 2,026.22         22,288,420.00
  Class A-2 Tranche 1 Notes                         243.32            802,956.00
  Class A-2 Tranche 2 Notes                         406.79          1,037,314.50
  Class B Notes                                   1,211.73            472,574.70
  Redraw Bond - series 1                           --                    --
  Redraw Bond - series 2                           --                    --
Principal:
  Class A - 1 Notes                              14,438.07        158,818,770.00
  Class A-2 Tranche 1 Notes                       3,672.18         12,118,194.00
  Class A-2 Tranche 2 Notes                        --                    --
  Class B Notes                                     411.33            160,418.70
  Redraw Bond - series 1                           --                    --
  Redraw Bond - series 2                           --                    --
Total:
  Class A 1 Notes                                16,464.29        181,107,190.00
  Class A-2 Tranche 1 Notes                       3,915.50         12,921,150.00
  Class A-2 Tranche 2 Notes                         406.79          1,037,314.50
  Class B Notes                                   1,623.06            632,993.40
  Redraw Bond - series 1                           --                    --
  Redraw Bond - series 2                           --                    --
  Total                                          22,409.64        195,698,647.90

POOL FACTORS
                                                      Last             Current
                                                  Distribution      Distribution
                                                      Date               Date
                                                  ------------      ------------
Class A Notes                                      0.83085326         0.76079975
Class A-2 Tranche 1 Notes                          0.61268500         0.57596320
Class A-2 Tranche 2 Notes                          1.00000000         1.00000000
Class B Notes                                      0.99122600         0.98711270
Redraw Bond - series 1                                   --                 --
Redraw Bond - series 2                                   --                 --



MONTHLY CASHFLOW WORKING SHEET

                                                          Per Certificate      Aggregate
                                                                 $                 $
                                                          ---------------    --------------
  Finance Charge Collections                                                 12,100,047.18
  Finance Charge Collections - Repurchases                                         --
  Finance Charge Damages                                                           --
  Income due to Seller                                                             --
  Other Income                                                                  778,298.78
Previous Income Carry Over Amount                                            12,682,083.97
Available Distribution Amount                                                25,560,429.93

  Taxes                                                                             120.00
  Trustee Fee                                                                    15,598.64
  Security Trustee Fee                                                             --
  Manager Fee                                                                    62,583.49
  Servicing Fee                                                                 496,989.44
  Liquidity Commitment Fee                                                        6,136.99
  Redraw Commitment Fee                                                           5,260.27
  Support Facility Payments                                                   5,496,385.21
  Support Facility Receipts                                                        --
  Expenses                                                                       19,343.05
  Previous Unpaid Facility Int Chg  - Liquidity                                    --
  Liquidity Interest Charge + Previous Unpaid                                      --
  Previous Unpaid Facility Int Chg  - Redraw Facility                              --
  Redraw Interest Charge + Previous Unpaid                                         --
  Repayment of Liquidity Facility                                                  --
  Total Interest Amount  - Class A1 Notes                                    22,288,420.00
                         - Class A-2 Tranche 1 Notes                            802,956.00
                         - Class A-2 Tranche 2 Notes                          1,037,314.50
                         - Class B Notes                                        472,574.70
                         - Redraw Bonds - series 1                                 --
                         - Redraw Bonds - series 2                                 --
Required Distribution Amount                                                 30,703,682.29

Income Shortfall                                                              5,143,252.36
Liquidity Facility Draw                                                       5,143,252.36

Income Carryover Amount                                                            --
Principal Chargeoff Unreimbursement                                                --
Principal Chargeoff                                                                --
Total Principal Chargeoff Reimbursement Due                                        --
Accrued Interest on Class A-1 Notes                                                --
Accrued Interest on Class B Notes                                                  --
Available Income + Undrawn liquidity-Required Income Amount
                 - Class A-1 notes accrued Interest                           64,856,747.64

PAYMENT ALLOCATION CASCADE
  Available Distribution Amount                                              25,560,429.93
  Liquidity Facility Draw                                                     5,143,252.36
Available Funds                                                              30,703,682.29

                                                      Due             Available                Paid
                                                      ---             ---------                ----
Taxes                                                  120.00       30,703,682.29               120.00
Trustee Fee                                         15,598.64       30,703,562.29            15,598.64
Security Trustee Fee                                  --            30,687,963.65              --
Manager Fee                                         62,583.49       30,687,963.65            62,583.49
Servicing Fee                                      496,989.44       30,625,380.16           496,989.44
Liquidity Commitment Fee                             6,136.99       30,128,390.72             6,136.99
Redraw Commitment Fee                                5,260.27       30,122,253.73             5,260.27
Support Facility Payments                        5,496,385.21       30,116,993.46         5,496,385.21
Support Facility Receipts                             --            24,620,608.25              --
Expenses                                            19,343.05       24,620,608.25            19,343.05
Liquidity Interest Charge                             --            24,601,265.20              --
Repayment of Liquidity Facility                       --            24,601,265.20              --
Coupon Payable - Redraw Facility                      --            24,601,265.20              --
               - Class A1 Notes                 22,288,420.0        24,601,265.20        22,288,420.00
               - Class A-2 Tranche 1 Notes         802,956.00        2,312,845.20           802,956.00
               - Class A-2 Tranche 2 Notes       1,037,314.50        1,509,889.20         1,037,314.50
               - Redraw Bonds - series 1              --               472,574.70              --
               - Redraw Bonds - series 2              --               472,574.70              --
               - Class B Notes                     472,574.70          472,574.70           472,574.70

Income Carryover Amount                              --                  --

Total Principal Chargeoff Reimbursement              --
Arranging Fee
Excess Distribution                                                                           --

Unpaid Facility Int Chg
               - Liquidity                                                                    --
               - Redraw                                                                       --
Unpaid Security Interest Amount
               - Class A1 Notes                                                               --
               - Class A-2 Tranche 1 Notes                                                    --
               - Class A-2 Tranche 2 Notes                                                    --
               - Class B Notes                                                                --
               - Redraw Bonds - series 1                                                      --
               - Redraw Bonds - series 2                                                      --

Facilities Outstanding

Liquidity Commitment Facility Limit                                                      70,000,000.00
Beginning Liquidity Commitment Facility                                                  70,000,000.00
Previous Liquidity Facility Draw                                                               --
Repayment of Liquidity Facility                                                                --
Liquidity Facility Draw                                                                   5,143,252.36
Ending Liquidity Commitment Facility                                                     64,856,747.64

Redraw Commitment Facility Limit                                                         80,000,000.00
Beginning Redraw Commitment Facility                                                     80,000,000.00
Previous Redraw Facility Draw                                                                  --
Previous Redraw Facility Draw - Chargeoffs                                                     --
Repayment of Redraw Facility                                                                   --
Repayment of Unreimbursed Chargeoffs                                                           --
Redraw Facility Draw - Unreimbursed Chargeoffs                                                 --
Redraw Facility Available to Draw                                                        80,000,000.00
Redraw Facility Draw                                                                           --
Ending Redraw  Commitment Facility                                                       80,000,000.00


COUPON AND PRINCIPAL DISTRIBUTION WORKSHEET
                                                                      Per Certificate      Aggregate
Coupon                                                                       $                  $
------                                                                ---------------    -------------
Class A Notes
Unpaid Security Coupon (after last Distribution Date)
Interest on  Unpaid Security Coupon                                       --                   --
Security  Coupon                                                         2,026.22        22,288,420.00
Total Coupon                                                                             22,288,420.00

Unpaid Security Coupon (after last Distribution Date)
Interest on  Unpaid Security Coupon                                                            --
Security  Coupon                                                                         22,288,420.00
Coupon Payable                                                           2,026.22        22,288,420.00
Unpaid Security Coupon                                                                         --

Class A-2 Tranche 1 Notes
Unpaid Security Coupon (after last Distribution Date)                                          --
Interest on  Unpaid Security Coupon                                       --                   --
Security  Coupon                                                                            802,956.00
Total Coupon                                                                                802,956.00

Unpaid Security Coupon (after last Distribution Date)                                          --
Interest on  Unpaid Security Coupon                                                            --
Security  Coupon                                                                            802,956.00
Coupon Payable                                                             243.32           802,956.00
Unpaid Security Coupon

Class A-2 Tranche 2 Notes
Unpaid Security Coupon (after last Distribution Date)                                          --
Interest on  Unpaid Security Coupon                                       --                   --
Security  Coupon                                                                          1,037,314.50
Total Coupon                                                               406.79         1,037,314.50

Unpaid Security Coupon (after last Distribution Date)                                          --
Interest on  Unpaid Security Coupon                                                            --
Security  Coupon                                                                          1,037,314.50
Coupon Payable                                                             406.79         1,037,314.50
Unpaid Security Coupon

Class B Notes
Unpaid Security Coupon (after last Distribution Date)
Interest on  Unpaid Security Coupon                                       --                   --
Security  Coupon                                                                            472,574.70
Total Coupon                                                                                472,574.70

Unpaid Security Coupon (after last Distribution Date)
Interest on  Unpaid Security Coupon                                                            --
Security  Coupon                                                                            472,574.70
Coupon Payable                                                           1,211.73           472,574.70
Unpaid Security Coupon                                                                            0.00

Redraw Bonds - Series 1
Unpaid Security Coupon (after last Distribution Date)                                          --
Interest on  Unpaid Security Coupon                                       --                   --
Security  Coupon                                                          --                   --
Total Coupon                                                                                   --

Unpaid Security Coupon (after last Distribution Date)                                          --
Interest on  Unpaid Security Coupon                                                            --
Security  Coupon                                                                               --
Coupon Payable                                                            --                   --
Unpaid Security Coupon                                                                         --

Redraw Bonds - Series 2
Unpaid Security Coupon (after last Distribution Date)                                          --
Interest on  Unpaid Security Coupon                                       --                   --
Security  Coupon                                                          --                   --
Total Coupon                                                                                   --

Unpaid Security Coupon (after last Distribution Date)                                          --
Interest on  Unpaid Security Coupon                                                            --
Security  Coupon                                                                               --
Coupon Payable                                                            --                   --
Unpaid Security Coupon                                                                         --

PRINCIPAL AMOUNT
----------------
Principal Collections                                                                    63,976,945.04
Principal Collections - Repurchases                                                          --
  less Repayment Of Redraw Facility                                                          --
  less Total Customer Redraw                                                             (4,841,817.06)
  plus Redraw Facility Draw                                                                  --
  plus Redraw Bonds Issue this month                                                         --
  Aggregate Principal Damages from Seller & Servicer                                         --
  Principal Chargeoff Reimbursement - Class B Notes                                          --
                                    - Class A1 Notes                                         --
                                    - Class A-2  Tranche 1 Notes                             --
                                    - Class A2 Tranche 2 Notes                               --
                                    - Redraw Bonds - Series 1                                --
                                    - Redraw Bonds - Series 2                                --
                                    - Redraw Facility                                        --
  Principal rounding b/f                                                                     --

  Scheduled Principal Amount                                         3,188,269.87
  Unscheduled Principal Amount - Partial Prepayment                 40,398,916.74
  Unscheduled Principal Amount - Full Prepayment                    20,389,758.43
  Unscheduled Principal Amount - less redraws + C/O Reim            55,946,858.11

Total Available Principal Amount for Redraw Bonds                                        59,135,127.98

Principal Distribution - Redraw Bonds - Series 1                          --                 --
Principal Distribution - Redraw Bonds - Series 2                          --                 --

Principal rounding b/f                                              59,135,127.98            --
Total Unscheduled Principal Amount                                  59,135,127.98        55,946,858.20
Total Scheduled Principal Amount                                                          3,188,269.78
Previous principal carryover amount                                                     111,962,254.91
Total Available Principal Amount for Notes                                              171,097,382.89

PRINCIPAL ALLOCATION
--------------------
Class A Percentage via Stepdown                                                                   100%
Class A-1 Principal Payment or Principal Carryover Amount               14,438.07       158,818,770.00
Class A-2 Tranche 1 Principal Payment                                    3,672.18        12,118,194.00
Class A-2 Tranche 2 Principal Payment                                        0.00             --
Class B Principal Payment or Principal Carryover Amount                    411.33           160,418.70

Principal rounding c/f                                                                            0.19

Outstanding Principal - beginning period                                              2,267,514,316.99
less Principal Repayment                                                  --             63,976,945.04
plus Total Customer Redraw                                                                4,841,817.06
less Principal Losses                                                                        --
Outstanding Principal - Closing period                                                2,208,379,189.01

Principal Losses
Principal Losses                                                                             --
  Principal Draw Amount - Pool Mortgage Insurance Policy                                     --
  Principal Draw Amount - Individual Mortgage Insurance Policy                               --
Net Principal Losses                                                                         --
Principal Chargeoff  - Class B Notes                                                         --
                     - Class A Notes                                                         --
                     - Class A2 Tranche1 Notes                                               --
                     - Class A2 Tranche 2 Notes                                              --
                     - Redraw Bonds Series 1                                                 --
                     - Redraw Bonds Series 2                                                 --
                     - Redraw Facility                                                       --
Class A Notes
Beginning Unreimbursed Principal Chargeoffs                                                  --
Principal Chargeoff                                                                          --
Principal Chargeoff Reimbursement                                                            --
Ending Unreimbursed Principal Chargeoffs                                                     --

Class A2 Tranche 1 Notes
Beginning Unreimbursed Principal Chargeoffs                                                  --
Principal Chargeoff                                                                          --
Principal Chargeoff Reimbursement                                                            --
Ending Unreimbursed Principal Chargeoffs                                                     --

Class A2 Tranche 2 Notes
Beginning Unreimbursed Principal Chargeoffs                                                  --
Principal Chargeoff                                                                          --
Principal Chargeoff Reimbursement                                                            --
Ending Unreimbursed Principal Chargeoffs                                                     --

Class B Notes
Beginning Unreimbursed Principal Chargeoffs                                                  --
Principal Chargeoff                                                                          --
Principal Chargeoff Reimbursement                                                            --
Ending Unreimbursed Principal Chargeoffs                                                     --

Redraw Bonds - Series 1
Beginning Unreimbursed Principal Chargeoffs                                                  --
Principal Chargeoff                                                                          --
Principal Chargeoff Reimbursement                                                            --
Ending Unreimbursed Principal Chargeoffs                                                     --

Redraw Bonds - Series 2
Beginning Unreimbursed Principal Chargeoffs                                                  --
Principal Chargeoff                                                                          --
Principal Chargeoff Reimbursement                                                            --
Ending Unreimbursed Principal Chargeoffs                                                     --

Redraw Facility
Beginning Unreimbursed Principal Chargeoffs                                                  --
Principal Chargeoff                                                                          --
Principal Chargeoff Reimbursement                                                            --
Ending Unreimbursed Principal Chargeoffs                                                     --

INVESTORS BALANCE OUTSTANDING WORKSHEET
                                                                   Aggregate            Aggregate
                                                                      US$                   A$
Class A-1 Notes                                                 -------------       ------------------
Initial Invested Amount                                         1,100,000,000         2,267,106,347.90
  Previous Principal Distribution                                                       383,473,640.00
Principal Carryover Amount                                               --
 Principal Distribution for Current Period                                              158,818,770.00
Total Pricipal Distribution to Date                                                     542,292,410.00
Beginning Invested Amount                                         913,938,590         1,883,632,707.90
Ending Invested Amount                                            836,879,723         1,724,813,937.90
Unreimbursed Principal Chargeoffs                                        --
Beginning Stated Amount                                           913,938,590         1,883,632,707.90
Ending Stated Amount                                              836,879,723         1,724,813,937.90

Class A-2 Tranche 1 Notes
Initial Stated Amount                                                                   330,000,000.00
  previous Principal Distribution                                                       127,813,950.00
  Principal Distribution for current period                                              12,118,194.00
Total Principal Distribution to date                                                    139,932,144.00
Beginning Invested Amount                                                               202,186,050.00
Ending Invested Amount                                                                  190,067,856.00
Unreimbursed Principal Chargeoffs                                                            --
Beginning Stated Amount                                                                 202,186,050.00
Ending Stated Amount                                                                    190,067,856.00

Class A-2 Tranche 2 Notes
Initial Stated Amount                                                                   255,000,000.00
  previous Principal Distribution                                                            --
  Principal Distribution for current period                                                  --
Total Principal Distribution to date                                                         --
Beginning Invested Amount                                                               255,000,000.00
Ending Invested Amount                                                                  255,000,000.00
Unreimbursed Principal Chargeoffs                                                            --
Beginning Stated Amount                                                                 255,000,000.00
Ending Stated Amount                                                                    255,000,000.00

Class B Notes
Initial Stated Amount                                                                    39,000,000.00
  previous Principal Distribution                                                           342,186.00
Principal Carryover Amount                                                                   --
  Principal Distribution for current period                                                 160,418.70
Total Principal Distribution to date                                                        502,604.70
Beginning Invested Amount                                                                38,657,814.00
Ending Invested Amount                                                                   38,497,395.30
Unreimbursed Principal Chargeoffs                                                            --
Beginning Stated Amount                                                                  38,657,814.00
Ending Stated Amount                                                                     38,497,395.30

Redraw Bonds - Series 1
Previous Initial Stated Amount                                                               --
Initial Invested Amount                                                                      --
  Principal Distribution (after last Distribution Date)                                      --
  Principal Distribution for current period                                                  --
Total Principal Distribution to date                                                         --
Beginning Invested Amount                                                                    --
Ending Invested Amount                                                                       --
Unreimbursed Principal Chargeoffs                                                            --
Beginning Stated Amount                                                                      --
Ending Stated Amount                                                                         --

Redraw Bonds - Series 2
Previous Initial Stated Amount                                                               --
Initial Invested Amount                                                                      --
  Principal Distribution (after last Distribution Date)                                      --
  Principal Distribution for current period                                                  --
Total Principal Distribution to date                                                         --
Beginning Invested Amount                                                                    --
Ending Invested Amount                                                                       --
Unreimbursed Principal Chargeoffs                                                            --
Beginning Stated Amount                                                                      --
Ending Stated Amount                                                                         --

Average Monthly Percentage
Current Balance of Arrears greater than 60 Days                                           6,597,835.32
Current Outstanding Loan Balance                                                      2,208,379,189.01
Average Monthly Percentage                                                                       0.139%
Monthly Percentage - Current Period                                                               0.30%
Monthly Percentage Month 2                                                                        0.00
Monthly Percentage Month 3                                                                        0.00
Monthly Percentage Month 4                                                                        0.00
Monthly Percentage Month 5                                                                        0.00
Monthly Percentage Month 6                                                                        0.00
Monthly Percentage Month 7                                                                     --
Monthly Percentage Month 8                                                                     --
Monthly Percentage Month 9                                                                     --
Monthly Percentage Month 10                                                                    --
Monthly Percentage Month 11                                                                    --
Monthly Percentage Month 12                                                                    --

                    Form 6-K Required Collateral information

                         Series 2001-1G Medallion Trust


      Series 2001-1G Medallion Trust Data as at opening of business on the preceding determination date of February 1, 2002.



Outstanding Mortgage Balance (AUD)
                                                    Amount                  WAC
      - Variable Rate Housing Loans           1,600,886,903.00             5.76%
      - Fixed 1 Year                            198,335,475.00             6.93%
      - Fixed 2 Year                            190,639,290.00             7.24%
      - Fixed 3 Year                            151,690,572.00             7.61%
      - Fixed 4 Year                             64,729,405.00             7.68%
      - Fixed 5 Year                              3,328,271.00             6.76%

      Total Pool                            $ 2,209,609,916.00             6.17%


Delinquency Information      No of Loans    % of Pool      AUD amount of Loans     % of Pool

       31-60 days                60            0.31%         $8,100,377.64           0.37%
       61-90 days                18            0.09%         $2,325,470.26           0.11%
       90+ days                  27            0.14%         $4,272,365.06           0.19%

Mortgagee In Possession           0            0.00%                 $0.00           0.00%